Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Glory Star New Media Group Holding Limited (formerly TKK Symphony Acquisition Corporation) (the “Company”) of our report dated March 11, 2019, with respect to our audit of the financial statements of the Company as of December 31, 2018 and for the period from February 5, 2018 (inception) through December 31, 2018 appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2019. We were dismissed as auditors on February 21, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York. NY

April 22, 2020